Filed by Citrix Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Citrix Systems, Inc.

Commission File No.: 000-27084

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

Trading Under the Symbol: ISDR

Transcript of

Conference Call

LogMeIn Announces Merger with Citrix’s GoTo Family of Products

July 26, 2016

Participants

Bill Wagner – President and CEO, LogMeIn

Ed Herdiech – CFO, LogMeIn

Kirill Tatarinov – CEO, Citrix

David Henshall – COO and CFO, Citrix

Rob Bradley – Vice President of Investor Relations, LogMeIn

Analysts

Gene Munster – Piper Jaffray

Sterling Auty – JP Morgan

Scott Diller – Needham & Company

Tim Cosell – NorthWind

Matt Hedberg – RBC Capital Markets

Gregg Moskowitz – Cowen & Company

Mahet Mamba – Mizuho Securities

John - Jefferies

Presentation

Rob Bradley – Vice President of Investor Relations, LogMeIn

Thank you, Operator. Good afternoon everyone and thank you for joining us today. On the call with me today are Bill Wagner and Ed Herdiech, the respective CEO and CFO from LogMeIn, and Kirill Tatarinov and David Henshall, the respective CEO and CFO from Citrix.

Earlier today, LogMeIn and Citrix announced entry into a definitive merger agreement for LogMeIn to combine with Citrix’s GoTo Family of Products. In separate news releases, Citrix and LogMeIn announced their financial results for the second quarter of 2016, ended June 30, 2016.

The purpose of this call is to discuss the transaction. Following the conclusion of this call, at 5:30PM ET, Citrix will review its financial results on a separate call. LogMeIn can address any questions on its Q2 earnings during the Q&A portion of today’s call which will replace our previously scheduled earnings call set for July 28, 2016.

We have provided supplemental slides for today’s call available on the investor relations section of both LogMeIn and Citrix’s websites. The slides will also be available at no charge on the SEC’s website.

For today, I will first briefly review LogMeIn’s 2016 earnings results. Then, Bill Wagner, LogMeIn’s President and CEO will discuss the strategic rationale of this transaction, before Kirill Tatarinov shares his insights, followed by Ed Herdiech, who will cover the financial rationale and transaction details. Then we will open up the call for questions.

Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Today’s call will contain forward looking statements. These statements are subject to known and unknown risks and uncertainties which can cause actual results to differ materially. A discussion of risks and uncertainties is included in our Form 10-K, Form 10-Q and other SEC filings and communications relating to the merger announcement.

Participants on today’s call should also be aware that we will discuss certain non-GAAP financial measures and certain further adjustments to these measures which we believe provide useful information to our investors. In accordance with SEC rules, we have provided a reconciliation of these measures to their respective and most directly comparable GAAP measures. These reconciliations can be found in tables included in today’s press releases as well as in the presentation available on the investor relations section of both LogMeIn’s and Citrix’s websites.

Before I turn call over to Bill, I wanted to provide some quick color on LogMeIn’s second quarter 2016 results, which we announced this afternoon. We are pleased to report another very strong quarter with Revenue, adjusted EBITDA, and earnings per share well above the high end of our guidance.

Total Revenue for the quarter was $83.3 million, representing 28% growth year over year Adjusted EBITDA of $21.4 million for Adjusted EBITDA margin of 26% Non GAAP earnings per share of $0.49 which was $0.03 above the high end of our guidance and once again, robust Cash flow from operations of $26.0 million, or 31% of revenue across all of our product lines, gross renewal rates were approximately 75% on an annualized dollar basis consistent with our expectations.

Adding a touch more color on the performance in the quarter we are pleased to report that all three of our clouds continue to perform well, with double digit year over year growth and the service cloud doing particularly well as it grew 15% year over year.

On this call, we are happy to answer any questions on the Q2 performance or alternatively, you can reach out to investorrelations@logmein.com with questions. We have also provided supplemental data on the investor page of our website which contains details on cloud growth and percentage – among others.

Now, I will turn the call over to LogMeIn’s CEO, Bill Wagner, to discuss today’s exciting merger announcement. Bill?

Bill Wagner – President and CEO, LogMeIn

Thanks, Rob. Good afternoon everyone and thank you for joining us on this call to discuss this exciting announcement. I am eager to share more about this merger which we believe represents the type of strategic opportunity that rarely presents itself. It’s an opportunity to accelerate our strategy, create a world class market leader and deliver significant benefits for our customers, employees, and shareholders.

For those of you who know us well, our mission has been to simplify the way people connect to each other and the world around them. And we have sought to do that in three of technology’s largest growth markets: collaboration, identity and access management, and customer engagement and support.

We believe this transaction not only advances our position in these key areas, but it will bring together two organizations with a shared belief that possibilities increase with connectivity.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

This merger, which was approved unanimously by both the LogMeIn and Citrix boards, will create a billion-dollar leader and one of the largest pure-SaaS companies in the world. The scale and resources of the combined entity will allow us to redefine the way people communicate and collaborate, simplify the way people connect with devices and apps, and help companies reimagine the ways in which they connect and engage with their products and customers.

In a few minutes, Ed Herdiech, our CFO will discuss the specifics of the transaction and some of the numbers, but first I’d like to share a few highlights and touch on some of the most meaningful benefits for our various stakeholders:

First, for our customers. By bringing together these two complementary companies, we will increase choice and provide best-in-class functionality across a much larger combined product portfolio.

Almost immediately, we’ll be able to offer a broader array of products to the existing 2 million customers of both companies and concentrate our engineering talent on delivering new breakthroughs that can impact millions of customers and free users.

I expect all of our users to benefit from these innovations, whether we are talking about some of our larger customers like Microsoft and HP, who use our software to support millions of their customers; small and medium businesses who rely on our products to increase productivity of their employees; or our nearly 8 million free users who rely on our products to make their life easier every day

Second, the significant scale and reach of the combined company will offer exciting career opportunities for our nearly 3,000 employees around the world.

Employees on both sides of this combination are incredibly excited about the chance to participate in the transformation of some of tech’s largest growth markets.

Both companies share similar cultures and the combined company will be made up of intellectually curious people who pride themselves on being technology pioneers and disrupters focused on driving innovation to deliver better outcomes for our customers.

Finally, we believe this deal is very beneficial for shareholders.

For existing LogMeIn shareholders, this deal is accretive on virtually every meaningful financial metric—including Adjusted EBITDA and Free Cash Flow per share, even before any synergies are realized.

And in regard to synergies, we have identified at least $100 million of cost synergies. We expect to realize $65 million of these in the first 12 months on a run rate basis, with the remaining amount in the second year.

And given the similarities to our business, we are highly confident in our ability to deliver these synergies, the benefit of which will be shared equally between LogMeIn and Citrix shareholders.

As part of this transaction today we are also announcing our intention to issue three $.50 per share dividends to LogMeIn shareholders. Given that the financial profile of the combined company will result in significant cash generation, we expect we will be very aggressive in returning excess capital to shareholders going forward.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

So in summary, this transaction brings meaningful scale to LogMeIn and instantly gives us a more diversified product portfolio. It will allow us to deliver greater innovation to our customers, new opportunities for our employees, and a compelling financial profile for our shareholders.

Now before I turn it over to Kirill, let me take a moment to thank the teams at both companies for their incredibly hard work these past few weeks. There are amazingly talented and committed people on both sides of this transaction, and I’m excited to work with them directly when we complete this merger.

With that I will turn the call over to Kirill.

Kirill Tatarinov – CEO, Citrix

Thank you, Bill. We believe merging our GoTo family of products with LogMeIn brings together two proven innovators with a shared belief in simplifying the way people connect to customers, colleagues and the world around them.

When Citrix first announced plans to spin off our GoTo family of products last November, value creation for our shareholders was a key driver of our decision. As we said then, we believed that the spin-off would allow Citrix and the company established by the spin-off to enhance their respective competitive positions.

As independent companies, both will be better positioned to effectively allocate resources to achieve unique objectives. For Citrix, this transaction will allow us to further enhance our strategic focus and accelerate execution of our strategy to provide the world’s best integrated technology services for secure delivery of apps and data. While we continue to believe that GoTo would thrive as an independent company, when presented with this opportunity it became clear that a combination with LogMeIn was the best outcome for both the GoTo business and our shareholders.

Aside from enhanced scale and a more diverse product portfolio, the synergy opportunities are very compelling. We have done considerable work on the transaction and believe the combined business will generate run rate cost synergies of more than $100 million within two years post-close. We have great confidence that the LogMeIn management team, overseen by the Operating Committee that is being formed by the newly constituted Board, will fully realize these benefits.

We believe the value proposition to Citrix shareholders is clear. With pro forma revenue of more than $1 billion and pro forma adjusted EBITDA margins of approximately 35% after realizing synergies, this business will have a very strong financial profile.

When the transaction is complete, Citrix shareholders will own approximately 50.1% of the combined entity. [As Bill mentioned,] the combination is structured as a Reverse Morris Trust transaction and is therefore expected to be tax-free to Citrix and its shareholders for U.S. federal income tax purposes.

I also want to voice our confidence in Bill and his team, who will be leading the combined business. They have a terrific track record of success and value creation, and we look forward to seeing them make the most of this asset.

Bill and his colleagues will be joined by a deeply talented and dedicated GoTo team. I’m certain that their commitment to innovation and entrepreneurial spirit will be a welcome addition. Over the past eight months, the GoTo team has made terrific progress in preparing for the separation from Citrix, so we expect that the integration planning process – and the integration itself – will be seamless.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Another aspect of our strong leadership team is the Board of Directors for the combined company. The combined company’s Board will be comprised of experienced directors from both LogMeIn and Citrix who share a commitment to customer satisfaction and shareholder value creation. On the Citrix side, the Company’s director appointees have proven expertise in driving operational efficiency and will include Bob Calderoni, Jesse Cohn, and Peter Sacripanti, as well as Citrix’s current Chief Operating Officer and Chief Financial Officer, David Henshall.

We believe that the combination with LogMeIn will create a stronger company positioned to drive even greater value for shareholders of both Citrix and LogMeIn. We are confident the combination of LogMeIn and GoTo can achieve more together than either could achieve as independent companies.

I look forward to speaking in more detail about Citrix, our earnings and our strategy on our second quarter earnings conference call beginning at 5:15 PM eastern time today. With that, I’ll turn it over to Ed.

Ed Herdiech, CFO, LogMeIn

Thanks, Kirill. I’d like to start my prepared remarks by echoing the excitement and enthusiasm which you have heard from Rob, Bill and Kirill. We see tremendous potential in this combination for our employees, customers, and shareholders, as we believe this deal accelerates our vision of transforming the way that people connect with each other and the world around them.

For LogMeIn shareholders, we believe that this deal is uniquely compelling as it is expected to be meaningfully accretive on virtually every financial metric, including Adjusted EBITDA and Free Cash Flow per share, even before any synergies are realized.

To begin, it is important to review the financial profiles of both companies, especially for Go-To, whose financial results have not previously been reported separately, but instead, consolidated within Citrix’s overall results.

GoTo is on pace to generate 2016 revenues of approximately $680 million dollars, which represents 8% year over year growth, Adjusted EBITDA margins of approximately 30%, and Free Cash Flow margins of approximately 15%.

As highlighted in LogMeIn’s Q2 2016 earnings press release, which was also issued today, LogMeIn is guiding fiscal year 2016 annual revenues to $334 million dollars, full year Adjusted EBITDA margins of approximately 26%, and full year Free Cash Flow of more than $85 million dollars.

We believe that this combination will create a company with a very strong financial profile which is capable of driving long-term shareholder value. This includes:

A growing revenue base of more than $1 billion dollars Adjusted EBTIDA margins expected to be in excess of 35% and Free cash flow yield is expected to be in excess of 25% of revenue, after year one synergy realization

This transaction is expected to generate significant cost savings through the elimination of duplicative costs, optimization of existing spend, and other integration efforts. We expect to achieve run rate cost synergies in year one of $65 million dollars and more than $100 million dollars in year two.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Turning to the specifics of the transaction:

The transaction is structured as a Reverse Morris Trust (RMT) under which Citrix shareholders will receive in aggregate approximately 27.6 million LogMeIn shares, valued at approximately $1.8 billion dollars based on LogMeIn’s closing stock price of $65.31 on July 25th, 2016.

At the close of the transaction, Citrix and LogMeIn shareholders will each own approximately 50% of all outstanding shares on a fully diluted basis.

The deal is expected to be tax-free to Citrix, and its shareholders, for U.S. federal income tax purposes.

LogMeIn intends to issue three $0.50 per share dividends to LogMeIn shareholders in connection with, and contingent upon, closing of the transaction. Today, LogMeIn’s Board approved the first dividend which is payable to LogMeIn shareholders of record as of August 8th, 2016. LogMeIn expects to issue the second $0.50 per share dividend sometime in its fourth fiscal quarter with the final $0.50 per share dividend to be paid at, and contingent upon, the closing of the transaction.

We are actively defining the governance and leadership structure of the combined company. Bill Wagner will be the President and CEO of the new company, and I will be the Chief Financial Officer. Upon closing, the combined company’s Board of Directors will consist of nine directors: five current LogMeIn directors and four Citrix directors. It is expected that Michael Simon, LogMeIn’s co-founder and current Chairman of the Board, will be the Board Chairman of the combined company.

Citrix’s four director appointees are expected to be Bob Calderoni, Jesse Cohn, Peter Sacripanti, and David Henshall. LogMeIn’s directors will include Michael Simon, Bill Wagner, and three directors from LogMeIn’s current Board to be named at a later date.

The combined company board will form an Operating Committee upon the close of the transaction to oversee the realization and full value of the identified synergies. The Operating Committee will consist of two directors from Citrix and two from LogMeIn.

In connection with the definitive merger agreement, Michael Simon, who currently owns more than 3% of LogMeIn’s shares, has agreed to vote in favor of the transaction.

The combined company will be headquartered in Boston, and we expect to maintain a strong global presence to support our combined customer bases and employees.

The issuance of LogMeIn stock in the transaction requires approval by LogMeIn’s shareholders, and the transaction is subject to certain regulatory approvals and other customary closing conditions, including opinions of counsel with respect to the tax-free nature of the proposed transaction. And finally, we expect the transaction to close during the first quarter of 2017.

And now, I’ll turn the call back over to the operator for questions.

Operator

Thank you. At this time we will be conducting a question and answer session. (Operator instructions.) One moment please while we poll for questions.

Our first question comes from Gene Munster from Piper Jaffray. Please go ahead.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Q: Good afternoon, and congratulations. This makes a ton of sense on a lot of levels. One question is, I might have missed this earlier, but can you talk a little bit about how the brands will play? Citrix had a great brand in the enterprise; LogMeIn with the small business. How is the branding going to play out? Thank you.

Bill Wagner – President and CEO, LogMeIn

Thanks, Gene. Clearly the GoTo products have one of the world’s best brands when it comes to Collaboration and some of the other services that they offer. I think the GoTo business has been a pioneer in the markets in which they compete. I like to think that some of our products, like join.me have been disruptive in the markets in which we compete. And we think going forward there’s plenty of room for both of those products in particular to continue down similar, but distinct paths. That allows us to have better coverage of the overall market.

Q: Great, thank you.

Operator

Our next question comes from Sterling Auty from JP Morgan. Please go ahead.

Q: Yes, thanks, hi, guys. A couple questions, maybe I missed it. But, what’s the proposed or the expected timing of close of the transaction?

Ed Herdiech – CFO, LogMeIn

Hi, Sterling, this is Ed. The projected closing is Q1 of 2017.

Q: Alright, great. And then technologically, both firms have a very strong heritage in terms of the way that the core products were developed and used. As I think about cost synergies, obviously data center and infrastructure become a key component of it. I guess I’m just trying to understand what the preliminary thoughts are around how you will take the product roadmap going forward.

So, in other words, will you pick and choose which side, depending on which products becomes the surviving product or will there be some sort of full integration or some sort of migration from one platform to the other?

Bill Wagner – President and CEO, LogMeIn

Thanks, Sterling. I think, let me expand on this. It’s a similar question, I think, of what Gene was asking. Let’s take join.me and GoToMeeting as an example. The beauty of these products is while they overlap around meetings, they’re really built for different use cases. Join.me’s user experience and its ease of use make it best suited for ad hoc meetings and Collaboration, and I think that’s reflected in its premium business model. GoToMeeting is really a professional meeting platform with a broad feature set that includes conference calling, webinars and training capabilities.

So, while going forward, we plan to leverage the strength of both of these products. We expect GoToMeeting will continue to offer meeting software to drive business outcomes, and at the same this time this frees up join.me to leverage its premium business model and ad hoc nature to aggressively move beyond the meeting and into the fast growing Collaboration space. The combined company can pursue both leadership in these two large areas, online meeting and Collaboration.

Now, on the back end, and I think this is implicit in your question, simultaneously we’re going to be looking to combine the best of the platforms. And that should allow us to deliver these products with greater quality and efficiency. And, we’ll have a common set of services underneath the products, like video, chat and voice. I think you can expect a similar approach to our other products.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Q: Got it, thank you.

Operator

Our next question comes from Scott Diller [ph] from Needham & Company. Please go ahead.

Q: Yes, hi, congratulations to all parties. Could you tell us about the number of shares being issued in this transaction and if it’s a number that will be revised upward or downward depending on what happens with LogMeIn’s share price?

Ed Herdiech – CFO, LogMeIn

Yes, hi, this is Ed. So, a total of 27.6 million shares will be issued to shareholders, including assumptions of RSUs for GoTo employees and that is based on a fixed ratio at time of signing. So, there will be no change to that.

Q: So, no change to the actual number of shares depending on share price.

Ed Herdiech – CFO, LogMeIn

That’s correct.

Q: Okay, and then one other question for the Citrix team. Could you offer any color around the size of revenue contribution per product?

David Henshall – COO and CFO, Citrix

Hi, this is David Henshall. I’d say that not at this time. I’d rather wait until the S-4 is distributed later this quarter. It’ll have full detail into the financial performance and the breakdown of all the individual pieces of the business. We, historically, just haven’t broken out revenue at that level of granularity before.

Q: Even, David, at a high level just to say which products had more momentum than others perhaps?

David Henshall – COO and CFO, Citrix

Yes, the largest part of the business has been around Collaboration, redefine that. The products underneath happen to be GoToMeeting, GoToWebinar, and others. Those have been the fastest growing components followed by our Remote Assistance products and Remote Access.

Q: Thank you, that’s helpful.

Operator

Our next question comes from Tim Cosell [ph] from NorthWind. Please go ahead.

Q: Yes, good evening, congratulations to everybody, as well. On the combined entity, once all the synergies are achieved, what would be the approximate headcount?

Bill Wagner – President and CEO, LogMeIn

Clearly headcount we have about 3,000 employees. We’re working together as a team to identify, and as we bring these two teams together, so I think it’s a little premature to give any headcount, post-synergy. We’re going

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016 to be, as you can imagine, synergy is certainly not just headcount, it has a lot of other areas: sales and marketing spend, product and engineering consolidation, G&A, facilities consolidation and IT. So, I think I’d rather—and it’s frankly just too early to start talking about specific headcount changes, as we build and get more detail in our synergy plans going forward.

Q: Okay, good. And then, as far as the products are concerned, obviously you went over the technical integrations and what have you, but from a branding perspective, I’ve always thought of Citrix as being a little bit more enterprise-focused obviously and a little bit more expensive versus LogMeIn and the premium model. Do you plan on running the two brands separately and with different price points, or could we see that merge over time? And I’m sorry, I got on the call late if you covered this.

Bill Wagner – President and CEO, LogMeIn

That’s okay, Tim. Yes, we did touch on this a little bit but I’m happy just to quickly summarize. Essentially as I said earlier, it gives us greater market coverage. The premium nature of a lot of LogMeIn’s products are great entry points for individuals and small businesses. And then as they graduate and look for a more robust platform that’s where, frankly, I think GoToMeeting really shines and some of the other GoTo products. So, for us, from my perspective, it allows us to have a more diverse product portfolio and broader market coverage.

Q: Okay, great. And then, one final question, is it just safe to blend the growth rates on a revenue weighted basis to come up with a new top line or is there something in there where either product will be changed or what have you inside of your plans where maybe that wouldn’t be accurate?

Bill Wagner – President and CEO, LogMeIn

Yes, I think, look, our first priority, as we bring these two companies together, is on integration and optimization. And we want to be very aggressive in recognizing those synergies, which provide a lot of positive return for shareholders. In the first year, we’d expect the combined company to grow in the high single digits on an organic basis. And as the company is better positioned over the long-term in large and growing markets, we believe we have the opportunity to expand on that growth rate.

Q: Great. That’s very helpful. Thank you, guys, and congratulations.

Bill Wagner – President and CEO, LogMeIn

Thank you.

Operator

Our next question comes from Matt Hedberg from RBC Capital Markets. Please go ahead.

Q: Yes, thanks, guys. I jumped on late so I apologize if the question’s already been asked here. I’m curious, does this do anything to your Xively platform? Is there additional scale that Xively can now recognize as a result of the combined entity?

Bill Wagner – President and CEO, LogMeIn

Yes, thanks, Matt. I don’t think it’s a scale issue. It doesn’t bring more scale for Xively. I think Xively is, the exciting part there is expanding beyond supporting remote PCs and mobile devices, and supporting non-connected devices. And really, that’s our Support of Things strategy that frankly we’ve talked about before but the GoTo business was also pursuing. As we started to work together we realized they had a very similar view of expanding the remote support market beyond just kind of our legacy plays.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

It was exciting to see. Xively is an important part of our strategy right now. It remains a very small part of our overall business, but it’s been performing pretty well and we’re going to monitor its progress through the year. But I don’t think this changes Xively in any material way.

Q: And then you guys recently reaccelerated your service business. Can you talk about—maybe it’s too early here, too, but if you look at your standalone services business with GoToAssist, do you think that’s still reasonable to see—you guys have added a lot of innovation, including video, that I think it helped drive that growth. Is that kind of growth do you think sustainable on a combined basis?

Bill Wagner – President and CEO, LogMeIn

Well, I’m going to be careful not to provide guidance in terms of getting too detailed, but what I will say about this transaction is the service business on both sides is going to benefit from this transaction. We’ve been talking about the Support of Things for some time, but there’s elements of the platforms that both companies were missing.

For instance, on the GoToAssist side, we’re bringing our BoldChat, our Bold Engagement platform, that really provides a lot of uplift and growth to our service business. And now that’s something that we can bring to that large installed base of GoToAssist.

I think it actually makes more robust and complete offering for those customers. And then the Support of Things, as we continue to deliver that, as I said before, I think that could really provide long-term enduring growth for the service business, but it’s a little too early to start talking about specific growth rates.

Q: Great.

M

Next question, please.

Operator

Next question comes from Michael Gromley [ph] from Cowen and Company. Please go ahead.

Q: Thanks very much. This is Gregg Moskowitz. Congratulations to both companies on this transaction. I guess, first question for Bill, this is a bit of a follow-up from Sterling’s and Tim’s. You spoke about the differing use cases for with Collaboration for instance. But when you look across, Remote Access, Collaboration and Support, the pricing model is substantially different with LogMeIn having been more of a disruptive solution for years. Do you plan to make any significant changes to pricing and packaging to potentially bridge that gap?

Bill Wagner – President and CEO, LogMeIn

No, I don’t think there’s any significant pricing or packaging changes that’s bought up as part of the transaction. I think it’s in fact giving us broader coverage and frankly a more diversified product portfolio.

Q: Okay, thanks, Bill. Ed, I’m wondering if you might be able to elaborate a bit on the primary area to drive the $100 million plus in cost synergies. And then lastly, a clarification on the annual free cash flow of $250 million plus and the EBITDA margin of 35%, assuming the run rate synergies, curious what that means for 2017 free cash flow and EBITDA assuming that it closes in Q1 as expected. Thanks.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Ed Herdiech – CFO, LogMeIn

Yes, so I’ll answer your EBITDA question first. As you know, I think you look at some of the models out there, LogMeIn’s EBITDA projection is nearing 30% for 2017, while GoTo’s is slightly over 30% for 2017. And then when you apply the $65 million run rate synergies against that, which accounts for approximately six points of margin, you get to the 35% margin.

The same math holds true when you look at our free cash flow margins as well, ours around 25%, theirs around 17%. When you combine the two, coupled with the synergies, that’s where you end up.

Bill Wagner – President and CEO, LogMeIn

Let me just jump in and talk about the synergies. As you can imagine, given the similarities of LogMeIn and GoTo, there’s a significant overlap in our operations. And as a result of the synergy plan, it’s really centered around optimizing the existing spend, integrating facilities and infrastructure, and eliminating duplicate costs. And we expect, as we said, deliver $100 million of synergies as part of this transaction, on a run rate basis we think $65 million of that will be realized within the first 12 months. These synergies would, again, be spread across all functional areas: sales and marketing will be a significant portion, product and engineering, G&A, and IT.

But as we consider our synergy plan, I think it’s really important to remind everyone that this is a business very similar to the one we’ve been running for years in the public eye. We’ve had two independent advisors complete a bottom-up synergy analysis and they confirmed the $100 million at least. We have an operating committee on the board that was going to oversee our efforts here.

So, I’m very confident about our ability to deliver these synergies and the value they deliver for shareholders.

Q: Very helpful. Thanks, guys.

Operator

Our next question comes from Mahet Mamba [ph] from Mizuho Securities. Please go ahead.

Q: Yes, thank you. Quick question on the [indiscernible] as we are seeing it and how should we think about the combined company’s sustainable revenue growth in light of them? Another quick one for David. David, will Citrix be contributing some cash from its value sheet to the combined company?

Rob Bradley – Vice President of Investor Relations, LogMeIn

This is Rob Bradley. I was unable to hear your question, Mahet, the first one. Can you repeat it please?

Q: Essentially how should we think about the sustainable revenue growth rate for the combined company?

Rob Bradley – Vice President of Investor Relations, LogMeIn

Let me talk about that. I think that really goes to the heart of this deal and the strategic rationale. This is a compelling opportunity to accelerate our existing strategy. Number one it gives us a more diverse product suite and better position of our enduring growth, we’ve been talking a lot about getting in front of larger markets like Collaboration. And today, a large growth in products like BoldChat and join.me, LogMeIn remains pretty dependent on Remote Access for growth, despite the fact that Remote Access was a relatively small and slower growing market.

With this merger, we instantly become a more important play in a much larger and growing Collaboration market, which is, as David mentioned, the largest portion of the GoTo revenue base. And simultaneously, therefore, lessens our dependence on Remote Access.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Number two is it really gives us some interesting potential growth factors across the two businesses. This transaction gives us a meaningful foothold in cloud-based telephony with GoTo’s great Grasshopper business, which they acquired last year. And of course, you’re familiar with LastPass and Grasshopper is very familiar with LastPass in that it’s a forward-leaning product. It’s built for a cloud-centered world, and we’d expect it to grow well in advance of the company’s average for years to come.

And third, I think, as I’ve mentioned previously, this transaction really helps fill some gaps in our respective product lines. For instance, two of the most frequently requested features when selling join.me are toll-free conference calling and webinars, things that we get with this transaction. And likewise on the GoTo side, as I mentioned, their service business didn’t have a product like BoldChat that really helped to strengthen and broaden the service cloud business.

So, I think that those are some of the areas that we see an ability to capture additional growth, not just now but on an enduring basis.

Ed Herdiech – CFO, LogMeIn

And then to answer your other question as defined in the merger agreement, Citrix will seed the new business with $25 million of cash at closing.

Q: Thank you.

Operator

Our next question comes from Sterling Auty from JP Morgan Chase. Please go ahead.

Q: Yes, just two follow-ups. I think you mentioned that free cash flow yield of the combined company would be about 25%. I think if I think about the traditional LogMeIn, you convert over 100% of EBITDA into free cash flow, but it looks like Citrix is more like 15%. I wonder if you can help describe the difference and is there something that you can do in the combined company to migrate towards the LogMeIn free cash flow conversion over time. And then just other follow-up.

Ed Herdiech – CFO, LogMeIn

Sure, Sterling. This is Ed. Thanks for the question. I think as most people on the call or who follow us closely know that the vast majority of our subscriptions are annual subscriptions where our customers pay us in advance. With respect to those, approximately 65% of those are paid via credit cards. So, we have a really strong cash conversion model as you allude to.

The difference between us and Citrix in this area, or GoTo in this area, is that they enter annual contracts for new subscriptions however a majority, a vast majority, of their billing terms are either monthly or quarterly associated with that. At the same time, they’re kind of flip-flopped between us where two-thirds of their deals are via invoices, rather than credit cards. And then, when their subscriptions come up for renewal, they turn to a monthly model where their customers pay monthly.

So, we see a lot of opportunity over time, as Bill mentioned, where we look to optimize the businesses, over time to convert their cash conversion model to look more like ours.

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Trading Under the Symbol: ISDR	Transcript: LogMeIn LogMeIn Announces Merger with Citrix’s GoTo Family of Products July 26, 2016

Q: Got it. And then following up on the previous question about the cash, would it be safe to assume that after you pay off the dividends, you’ve got the cash flow for the year, you’re probably looking at the combined company having somewhere just over $200 million in cash at the time of close?

Ed Herdiech – CFO, LogMeIn

That’s approximately correct. The other point I want to mention is as we talk about the cash side of things, and free cash flow, is when you look at the business following realization of the synergies and specifically if you look at the impact on LogMeIn shareholders, free cash flow per share increases 35% versus the LogMeIn standalone basis. So, although their free cash flow is smaller, it’s lower on the percent, and we have plans to transition that and make it more LogMeIn like, the increase to standalone LogMeIn shareholders is significant.

Q: Got it. Thank you.

Operator

Our next question comes from John [Indiscernible] from Jefferies. Please go ahead.

Q: Thank you, and thanks for all the detail around the synergies. I just have one question there and you talked a little bit about integrating facilities and infrastructure. I guess are those synergies at least partially rooted in the more efficient technology and superior margins, gross margins, that you can attain with LogMeIn’s Gravity platform by applying Gravity to GoTo’s offerings?

Bill Wagner – President and CEO, LogMeIn

Hi, John. This is Bill. Thanks for the question. Actually that would be over and above. The synergies are really hard cost savings. I think it’s fair to say we’re pretty conservative in the way we attacked it. We did not include cross-sellings as part of the synergy; this is just cost elimination.

As you know, we have one of the best, very efficient service delivery platform with margins in the 89% neighborhood. So, we would expect over time, as we look to consolidate platforms, we would hope that we could ratchet up that margin, that gross margin, but that is over and above the synergies that we’ve shared today.

Q: Okay, thank you.

Operator

Thank you. Id now like to turn the floor back over to Mr. Wagner for any closing comments.

Bill Wagner – President and CEO, LogMeIn

Thank you. This transaction brings meaningful scale to our company and instantly gives us a more diversified product portfolio. It allows us to deliver greater innovation to millions of customers and users and it creates new opportunities for our employees to participate in the transformation of large markets. And finally, the financial profile of the company, plus the $100 million in synergies, provides a compelling return for shareholders.

So, thank you. I want to thank you again for joining us to hear this exciting news this afternoon. I look forward to updating you on our progress on future calls.

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Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

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No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.

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